NEWS RELEASE

PARAMOUNT ENERGY TRUST RELEASES THIRD

QUARTER 2006 FINANCIAL AND OPERATING RESULTS

Calgary, AB – November 9, 2006 - Paramount Energy Trust (“PET" or the “Trust”) is pleased to release its financial and operating results for the third quarter of 2006.  Strong production levels and a degree of natural gas price stability provided by the Trust’s hedging program were offset by relatively weak natural gas prices primarily related to historically high gas storage levels.  As a result of the above factors, cash flow decreased to $60.8 million for the three months ended September 30, 2006 from $74.7 million in the comparative 2005 period.

Third Quarter Highlights

•

Average production measured 154.6 MMcf/d for the three months ended September 30, 2006 as compared to 159.4 MMcf/d in the third quarter of 2005. Natural production declines on the Trust’s asset base have been minimized through a successful winter capital program executed in northeast Alberta in the first quarter of 2006, as well as the acquisition of a private company (“AcquireCo”) engaged in natural gas exploration and development in east central Alberta in February 2006 and ongoing development of these assets in the second and third quarters. Including the deemed production volume related to the gas over bitumen financial solution, average daily production (actual and deemed) decreased three percent to 175.1 MMcf/d from 180.9 MMcf/d in the third quarter of 2005.

•

PET continued to execute value-added capital projects on AcquireCo lands as well as other prospective fields within its Southern core area. During the third quarter, ten net wells were drilled on AcquireCo lands with a 100 percent success rate.

•

The Trust continued to supplement its hedging and physical forward sales portfolio in light of the current weakness in natural gas prices.  PET’s weighted average price on financial hedges and physical forward sales contracts for an average of 78,300 GJ/d for the period from October 1, 2006 to March 31, 2007 is $8.58 per GJ using fixed prices and floor prices for collars.

•

Distributions payable for the third quarter of 2006 totaled $0.60 per Trust Unit, comprised of $0.20 per Trust Unit paid on August 15, September 15 and October 16, 2006.

Federal Government Proposal to Alter Taxation of Distributions

On October 31, 2006 the Federal Government announced its intentions pertaining to distributions paid by publicly traded income trusts and the personal tax treatment of dividends.  See “Federal Government Proposal to Alter Taxation of Distributions” later in this news release.

Conference Call and Webcast

PET will be hosting a conference call and webcast at 9:30 a.m., Mountain Time, Friday, November 10, 2006 to review this information.  Interested parties are invited to take part in the conference call by dialing the toll free participant number: Toronto and area – 1-416-644-3423; outside Toronto – 1-866-249-2157, 10 minutes before the start time.  For a replay of this call please dial: Toronto and area – 1-416-640-1917; outside Toronto – 1-877-289-8525, passcode 21208033# until November 17, 2006.  To participate in the live webcast please visit www.paramountenergy.com or http://www.newswire.ca/en/webcast/index.cgi?okey=1927 and choose the Q3 Earnings Announcement from the event listing.  The webcast will also be archived shortly following the presentation.

Forward-Looking Information

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

PET is a natural gas-focused Canadian energy trust.  PET’s Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN” and “PMT.DB”, “PMT.DB.A” and “PMT.DB.B”, respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 500, 630 – 4 Avenue SW  Calgary, Alberta, Canada  T2P 0J9

Telephone:  403 269-4400

Fax:  403 269-6336

E-mail:  info@paramountenergy.com

Sue Riddell Rose President and Chief Executive Officer Cam Sebastian Vice President, Finance and Chief Financial Officer Sue Showers Investor Relations and Communications Advisor

FINANCIAL AND OPERATING HIGHLIGHTS	Three Months Ended September 30			Nine Months Ended September 30
($Cdn thousands except volume and per Trust Unit amounts)	2006	2005	%change	2006	2005	%change
Financial
Revenue, including realized gains (losses) on financial instruments (1)	104,725	118,928	(12)	316,680	295,508	7
Cash flow (1)	60,770	74,726	(19)	178,487	182,018	(2)
Per Trust Unit (2)	0.72	0.95	(24)	2.13	2.50	(15)
Net earnings	19,619	30,339	(35)	49,404	43,971	12
Per Trust Unit (2)	0.23	0.39	(41)	0.59	0.60	(2)
Distributions	50,583	54,138	(7)	170,821	146,042	17
Per Trust Unit (3)	0.60	0.68	(12)	2.04	2.00	2
Payout ratio (%) (1)	83.2	72.4	15	95.7	80.2	19
Total assets	891,089	814,203	9	891,089	814,203	9
Net bank and other debt outstanding (4)	234,014	182,518	28	234,014	182,518	28
Convertible debentures	157,265	87,486	80	157,265	87,486	80
Total net debt (4)	391,279	270,004	45	391,279	270,004	45
Unitholders’ equity	311,195	404,686	(23)	311,195	404,686	(23)
Cumulative distributions since inception (1)	620,369	390,558	59	620,369	390,558	59
Unitholders’ equity before distributions (1)	931,564	795,244	17	931,564	795,244	17
Capital expenditures
Exploration and development	23,388	3,882	502	114,155	48,494	135
Acquisitions, net of dispositions	(322)	(4,004)	(108)	77,224	279,583	(72)
Other	289	264	9	811	549	48
Net capital expenditures	23,355	142	16,347	192,190	328,626	(42)
Trust Units outstanding (thousands)
End of period	84,507	80,794	5	84,507	80,794	5
Weighted average	84,198	78,762	7	83,648	72,764	15
Incentive and Bonus Rights outstanding	1,948	1,625	20	1,948	1,625	20
Trust Units outstanding at November 6, 2006	84,697			84,697
Operating
Production
Total natural gas (Bcf) (5)	14.2	14.7	(3)	42.7	39.2	9
Daily average natural gas (MMcf/d) (5)	154.6	159.4	(3)	156.4	143.4	9
Gas over bitumen Deemed Production (MMcf/d) (6)	20.5	21.5	(5)	21.1	22.7	(7)
Average daily (actual and Deemed - MMcf/d) (6)	175.1	180.9	(3)	177.5	166.1	7
Per Trust Unit (cubic feet/d/Unit) (2)	2.08	2.30	(10)	2.12	2.28	(7)
Average natural gas prices ($/Mcf)
Before financial hedging and physical forward sales(7)	6.04	8.86	(32)	6.62	7.74	(14)
Including financial hedging and physical forward sales	7.36	8.11	(9)	7.42	7.55	(2)
Land (thousands of net acres)
Undeveloped land holdings	1,145	1,084	6	1,145	1,084	6
Drilling (gross / net)
Gas	16/11.7	36/15.5	(56)/(25)	129/98.7	87/46.5	48/112
Dry	-/-	-/-	-/-	4/1.9	4/4.0	-/(53)
Total	16/11.7	36/15.5	(56)/(25)	133/100.6	91/50.5	46/99
Success rate (% gross / % net)	100/100	100/100	-/-	97/98	96/92	1/7

(1)

These are non-GAAP measures. Please refer to “Significant Accounting Policies and Non-GAAP Measures” included in management’s discussion and analysis.

(2)

Based on weighted average Trust Units outstanding for the period.

(3)

Based on Trust Units outstanding at each distribution date.

(4)

Net debt is measured as at the end of the period and includes net working capital (deficiency) before short-term financial instrument assets and liabilities related to the Trust’s hedging activities. Total net debt includes convertible debentures.

(5)

Production amounts are based on the Trust’s interest before royalties.

(6)

The Trust had 24.7 MMcf/d of natural gas production shut-in or denied production pursuant to various Alberta Energy and Utilities Board (“AEUB”) decision reports, corresponding shut-in orders or general bulletins or through correspondence in relation to an AEUB ID 99-1 application on or prior to July 1, 2004. Deemed Production is not actual gas sales but represents shut-in gas that is the basis of the gas over bitumen financial solution during the period which is received monthly from the Alberta Crown as a reduction against other royalties payable.

(7)

PET’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating the Trust’s natural gas price before financial and physical hedging, PET assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO daily index.

SUMMARY

In the third quarter of 2006 PET continued to exploit opportunities on year-round access lands in its Southern core area, including the AcquireCo assets.  Production for the third quarter of 2006 totaled 154.6 MMcf/d, as compared to 159.4 MMcf/d in the third quarter of 2005 and 162.9 MMcf/d in the second quarter of 2006. Development of the Trust’s east central Alberta assets and other year-round access opportunities in the second and third quarters will begin to mitigate production declines as new wells are tied in and brought on production prior to year end.

Exploration and development expenditures for the quarter totaled $23.4 million, of which $5.5 million was directed towards drilling activity, with the remainder focused primarily on facilities, well tie-ins and Crown land acquisitions. The Trust participated in 10 gross (10.0 net) wells in east central Alberta with the remainder of the drilling program primarily focused on coal bed methane and shallow sand reservoirs in the Craigmyle area of southern Alberta. PET plans to spend up to an additional $15 million on capital projects in the Trust’s all-weather access properties in the Southern and East Side core areas in the last quarter of 2006, targeting production additions to further enhance the sustainability of the Trust’s monthly distribution.  Planning for the 2007 capital program is well underway with preparations for a similar level of activity as that executed by the Trust last winter already in hand and awaiting freeze-up.

During the third quarter the Trust completed an internal restructuring in order to facilitate the development of certain minor assets south of its Athabasca core area.  An experienced technical team was recruited and assets in the Radway/Abee area in east central Alberta producing approximately 1.4 MMcf/d ( the “Severo Assets”) were transferred to a private company, Severo Energy Corporation (“Severo” or the “Corporation”) in exchange for common shares of Severo valued at $2.00 per common share.  Severo also raised $2 million through a private placement of shares to employees and consultants, priced at the same $2.00 per common share, in exchange for a collective 6% interest in the Corporation. The independent members of PET’s Board of Directors reviewed the transaction and determined the exchange to be at fair market value of the Severo Assets.  The remaining 94% of the Corporation is owned by the Trust and as such the financial results of Severo have been included in the consolidated results of the Trust.  The Severo Assets represent fragmented interests, many of which are non-operated and the Trust is hopeful that this approach will lead to effective development of the assets and value creation for Unitholders.

Cash flow for the third quarter measured $60.8 million as compared to $74.7 million for the third quarter of 2005. Cash flows were adversely affected by lower natural gas prices as a result of significant weakness in North American natural gas markets as well as higher operating costs relative to the comparative period for 2005. Cash flow for the 2006 quarter includes $3.3 million received on account of the early termination of financial forward natural gas sales contracts totaling 12,500 GJ/d for the November 2006 to March 2007 period.

Natural gas markets experienced extreme volatility during the third quarter of 2006 as a significant surplus of natural gas in North American gas storage drove daily sales prices to their lowest levels since 2002. Prices strengthened somewhat when conditions of extreme heat in eastern North America created unprecedented summer cooling demand in August while the threat of annual hurricane activity in the Gulf of Mexico created supply uncertainty. Once threats of hurricanes and extreme heat conditions subsided, a lack of daily gas demand continued to add to storage levels pushing September daily prices to an average of $4.45 per GJ at AECO. Weather continues to be a primary driver of short and medium term gas prices as the North American market enters the heating season with natural gas storage levels of approximately 3.5 Tcf, close to capacity for many storage facilities and 10% over the five-year average.

Through the Trust’s Distribution Reinvestment and Optional Trust Unit Purchase Plan (“DRIP Plan”) $10.4 million was re-invested by Unitholders during the current quarter, contributing to PET’s relatively conservative leverage position at September 30, 2006.

Federal Government Proposal to Alter Taxation of Distributions

On October 31, 2006, the Federal Government announced its intentions pertaining to taxation of distributions paid by publicly traded income trusts and the personal tax treatment of distributions.  The new plan was tabled through a Ways and Means Motion passed in the House of Commons on November 7, 2006 as the first step in the Parliamentary review process.

Currently, the Trust itself does not pay tax on distributions but rather distributions are taxed as Unitholder income and that tax is paid directly by the Trust’s Unitholders.  The new plan would effectively reduce income being distributed to PET’s Unitholders and the end result  would be a two-tiered tax structure similar to that of corporations whereby distributions would be subject to a 31.5 percent tax at the trust level and personal tax equivalent to that of a taxable dividend. At present, Canadian Pension Funds, Registered Retirement Savings Plans and Registered Retirement Income Funds ("Canadian Tax Deferral Entities") are not subject to tax on distributions. Under the proposals, Canadian Tax Deferral Entities would be subject to tax as a result of the tax imposed at the trust level.  The proposals would also increase the tax for non-resident Unitholders due to the tax imposed at the trust level. If enacted, the proposed plan would apply to PET effective January 1, 2011.  PET is currently assessing the proposal and the potential implications to the Trust.

PET is extremely disappointed with the lack of a consultation process on this important issue.  The federal government’s plan has translated into erosion of market valuations of income trusts, including PET’s, affecting trust investors, the Canadian economy and all Canadians through a multiplier effect.  As a member of the Canadian Association of Income Funds as well as the newly formed Coalition of Canadian Energy Trusts, PET is actively participating in efforts to engage the Government of Canada to find a better solution to address the concerns about the trust structure than the proposal presented on October 31, 2006.  The Trust believes that the government must be accountable and conduct a consultation process in an open, inclusive and transparent fashion so as to gain the required insights from all stakeholders to make decisions which are best for Canadians.

Since PET’s spin out from Paramount Resources Ltd. in February 2003 and prior to the announcement of the government’s taxation plan, the Trust has provided its Unitholders who subscribed to the initial Rights Offering a 435 percent return on their $5.05 per Unit investment, with distributions paid to date of $10.024 per Unit, accounting for 200 percent of that return. Significant tax revenues have been generated as PET’s Unitholders pay tax both on distributions and as capital gains are crystallized.  PET firmly believes that the increased distribution of cash flow to Unitholders brought about by the trust structure has had an extremely positive impact on investors and the direct and indirect benefits that this investment vehicle has had on all Canadians and the Canadian economy both through the hands of investors as well as through the tax revenues that the government has received on those distributions is unprecedented.

PET has raised over $835 million of new capital which prior to the announcement of the government’s plan had a market valuation of almost $1.6 billion, representing either current or deferred potential capital gains tax revenue for governments.  This would not have been possible without the royalty trust structure. Canadian individual savers and investors as well as governments have been winners as PET continues to make substantial contributions to the Canadian economy. Ongoing access to capital is critical to PET’s growth strategy and Canada’s role as a global energy provider, including capital invested by both Canadian and foreign sources. Canadian capital markets represent only 2% of the worlds invested capital, while the US market represents approximately 40% of global invested capital, and ongoing efficient access to this large capital base is beneficial to Canadians through added capital values, improved liquidity and an overall lower cost of capital.  The cost of attracting this capital and its outright availability are highly sensitive to fiscal policy, including taxation levels. Equitable access to capital markets is imperative for all parties. Therefore, it is critical that the tax system be efficient, effective, reliable and neutral for making appropriate investment decisions.

Further PET has reinvested close to $1 billion in building its business, funding both acquisitions and low risk exploration and development activities on the Trust’s expanding asset base to an extent greater than that pursued by the previous owners. Had the assets which are currently held by the Trust remained in their original corporations, capital spending levels on the assets would have been a small fraction of the capital spending pursued in the trust structure, as the corporate entities evaluated and prioritized investment in the context of their myriad of opportunities. In many cases additional development on these properties may not even otherwise have been pursued. PET has thereby increased the supply of natural gas production and reserves to North America. PET’s remaining free cash flow is available for distribution to investors who either currently or ultimately will pay tax at a generally higher personal rate than do corporations. In our three year history, PET has put over $637 million into the hands of investors in the form of cash distributions, of which approximately 84 percent or $533 million was deemed a return on capital and taxable.  After taxation in the hands of our Unitholders, much of the distributions have undoubtedly been reinvested back into the economy either in the form of additional investment or spending.

PET believes that significant changes to fiscal policy are ill-suited to a progressive economy where investment decisions are made with confidence under established guidelines and it is anticipated that they will be respected. Regulatory certainty is critical to continuation of Canada’s positive investment climate. Taxation is an extremely important public policy tool.  Although this current government has not provided any forum for consultation as yet, we believe it is important that the Trust and its Unitholders provide input to government in whatever way possible.

We would encourage all Unitholders to make some form of contact with the Canadian government as soon as possible to ensure their perspective is heard. The following information will assist Unitholders in obtaining the information needed to formulate opinions and voice concerns directly:

Canadian Department of Finance Backgrounder:  http://www.fin.gc.ca/news06/06-061e.html

Canadian Association of Income Funds Website:  www.caif.ca

Coalition of Canadian Energy Trusts Website:  www.canadianenergytrusts.ca

Direct contact with the Minister of Finance:

The Honourable Jim Flaherty

Department of Finance Canada

House of Commons

Ottawa, Ontario K1A 0A6

Phone: 613 992-6344 / Fax: 613 992-8320

E-mail:  Flaherty.j@parl.gc.ca

Contact your Member of Parliament:

http://webinfo.parl.gc.ca/MembersOfParliament/MainMPsCompleteList.aspx?TimePeriod=Current&Language=E

PET will also continue to provide additional information on its website to assist Unitholders in their efforts to be heard by government on this important issue.

OUTLOOK

Paramount Energy Trust’s 2006 outlook remains unchanged and is presented with gas price sensitivities within Management’s Discussion and Analysis.  While the recent announcement by the federal government of their taxation plan has caused significant concern amongst Unitholders and close to a 20 percent erosion in PET’s market valuation, PET currently intends to continue to conduct its operations and execute its four-pronged business plan as it has in the past. The Trust continues to be focused on maximizing distributions and adding Unitholder value by maximizing cash flow, reinvesting in the Trust’s base assets and extensive undeveloped land base, pursuing accretive acquisitions and maintaining a healthy balance sheet to take advantage of opportunities through all phases of the commodity price and business cycles.

In this regard, the Trust’s Board of Directors have approved a $115 million capital program for 2007 which includes $80 million of capital expenditures forecast to be spent in the first quarter.  The additional $35 million capital program, to be executed in the final three quarters of 2007, will be focused primarily on the Southern and East Side core area assets.  The absolute magnitude of the summer 2007 capital spending program will be in part dictated by commodity prices and other market considerations.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (“MD&A”) of PET’s operating and financial results for the three and nine months ended September 30, 2006 as well as information and estimates concerning the Trust’s future outlook based on currently available information. This discussion should be read in conjunction with the Trust’s consolidated financial statements and accompanying notes for the three and nine months ended September 30, 2006 and 2005 as well as the Trust’s audited consolidated financial statements and accompanying notes and MD&A for the years ended December 31, 2005 and 2004. Readers are referred to the advisories regarding forecasts, assumptions and other forward-looking information contained in the “Forward Looking Information” section of this MD&A.  The date of this MD&A is November 6, 2006.

THIRD QUARTER HIGHLIGHTS

	Three months ended September 30			Nine months ended September 30
($Cdn millions except per Trust Unit, percent and volume data)	2006	2005	% change	2006	2005	% change
Cash flow (1)	$ 60.8	$ 74.7	(19)	$ 178.5	$ 182.0	(2)
Per Trust Unit	$ 0.72	$ 0.95	(24)	$ 2.13	$ 2.50	(15)
Net earnings	$ 19.6	$ 30.3	(35)	$ 49.4	$ 44.0	12
Per Trust Unit	$ 0.23	$ 0.39	(41)	$ 0.59	$ 0.60	(2)
Distributions	$ 50.6	$ 54.1	(7)	$ 170.8	$ 146.0	17
Per Trust Unit	$ 0.60	$ 0.68	(12)	$ 2.04	$ 2.00	2
Payout ratio (%) (1)	83.2	72.4	15	95.7	80.2	19
Production (MMcf/d)
Daily average	154.6	159.4	(3)	156.4	143.4	9
Gas over bitumen Deemed Production	20.5	21.5	(5)	21.1	22.7	(7)
Total average daily (actual and Deemed)	175.1	180.9	(3)	177.5	166.1	7

(1)  These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in this MD&A.

OPERATIONS

Production

	Three months ended September 30		Nine months ended September 30
Natural gas production by core area (MMcf/d)	2006	2005	2006	2005
West Side	47.3	51.1	47.1	43.9
East Side	26.3	28.1	27.1	29.3
Athabasca	69.0	74.4	70.9	63.7
Southern	12.0	5.8	11.3	6.5
Total	154.6	159.4	156.4	143.4
Deemed Production	20.5	21.5	21.1	22.7
Total actual and Deemed Production	175.1	180.9	177.5	166.1

Average production measured 154.6 MMcf/d for the three months ended September 30, 2006 as compared to 159.4 MMcf/d in the third quarter of 2005.  Natural declines experienced throughout the last three quarters of 2005 in all northeast Alberta core areas were mitigated by winter drilling, recompletion and production optimization activities in the first quarter of 2006. The increase in production in the Southern core area is due to the acquisition of the AcquireCo assets in February 2006 and the continuing development of those assets through the second and third quarters, offset somewhat by declines in west central and southwest Saskatchewan.  Including the deemed production volume related to the gas over bitumen financial solution, average daily production (actual and deemed) decreased three percent to 175.1 MMcf/d from 180.9 MMcf/d in the third quarter of 2005.

Production for the nine months ended September 30, 2006 increased nine percent to 156.4 MMcf/d from 143.4 MMcf/d in the comparative period for 2005 largely as a result of the full effect of the acquisition of assets in northeast Alberta in May 2005 (the “Northeast Alberta Acquisition”), the acquisition of AcquireCo and a successful 2006 winter capital program.

Capital Expenditures

	Three months ended September 30		Nine months ended September 30
Capital expenditures ($ thousands)	2006	2005	2006	2005
Exploration and development expenditures (1)	$ 18,735	$ 2,532	$ 103,265	$ 44,616
Undeveloped land acquisitions	4,653	1,350	10,890	3,878
Corporate and producing property acquisitions	1,665	326	93,418	284,949
Dispositions	(1,987)	(4,330)	(16,194)	(5,366)
Other	289	264	811	549
Total capital expenditures	$ 23,355	$ 142	$ 192,190	$ 328,626

(1)

Exploration and development expenditures for the three and nine months ended September 30, 2006 include approximately $1.9 million and $10.8 million, respectively in exploration costs (three and nine months ended September 30, 2005 – nil and $9.6 million, respectively) which have been expensed directly on the Trust’s statement of earnings. Exploration costs include seismic expenditures, dry hole costs and expired leases and are considered by PET to be more closely related to investing activities than operating activities. As a result they are included with capital expenditures.

Exploration and development expenditures for the three months ended September 30, 2006 totaled $18.7 million, as compared to $2.5 million in the third quarter of 2005. PET’s drilling activity for the quarter was concentrated on the east central Alberta properties obtained as a result of the AcquireCo purchase and the Trust’s non-operated coal bed methane project at Craigmyle. In total 16 wells (11.7 net) were drilled with a 100 percent net success rate. Capital spending for the current quarter also included $4.7 million in undeveloped land acquisitions and $1.7 million in seismic programs distributed throughout PET’s four core areas, $2.7 million in well tie-ins primarily in east Central Alberta and $2.0 million in recompletion projects in the East Side core area. Drilling and facilities construction on the Severo Assets and inventory building for the winter capital program rounded out capital spending for the quarter.

Dispositions of $2.0 million in the three months ended September 30, 2006 include the minority interest portion of the transfer of natural gas assets to Severo. PET will continue to participate in exploration and development of the Severo Assets through its 94 percent ownership of Severo.

MARKETING

Natural gas prices

	Three months ended September 30		Nine months ended September 30
Natural gas prices ($/Mcf, except percent amounts)	2006	2005	2006	2005
Reference prices
AECO Monthly Index	6.03	8.17	7.19	7.41
AECO Daily Index	5.65	9.38	6.40	7.88
Alberta Gas Reference Price (1)	5.66	8.36	6.64	7.23

Average PET prices
Before financial hedging and physical forward sales (2)	6.04	8.86	6.62	7.74
% Alberta Gas Reference Price (%)	107	106	100	107
Before financial hedging (3)	6.79	8.29	7.19	7.61
% Alberta Gas Reference Price (%)	120	99	108	105
After financial hedging and physical forward sales (“Realized” natural gas price)	7.36	8.11	7.42	7.55
% Alberta Gas Reference Price (%)	130	97	112	104

(1)

Alberta Gas Reference Price is the price used to calculate Alberta Crown royalties. Alberta Gas Reference Price for September 2006 is an estimate.

(2)

PET’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating the Trust’s natural gas price before financial hedging and physical forward sales, PET assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO daily index.

(3)

Natural gas price before financial hedging includes physical forward sales contracts for which delivery was made during the reporting period but excludes realized gains and losses on financial instruments.

Realized natural gas prices decreased by nine percent for the three months ended September 30, 2006 to $7.36 per Mcf from $8.11 per Mcf in 2005 as compared to a 32 percent decrease in the Alberta Gas Reference Price for the same period. The decline in the Trust’s realized gas price is much less pronounced than the decline in AECO and Alberta Reference prices due to PET’s commodity hedging program. PET’s realized natural gas price was $7.42 per Mcf for the nine months ended September 30, 2006 compared to $7.55 per Mcf for the same period in 2005.

Risk Management

To insure cash flow and distributions against commodity price volatility and to lock in attractive economics on acquisitions, the Trust maintains a balanced gas price risk management portfolio using both financial hedge arrangements and physical forward sales. PET estimates that realized natural gas revenues of $18.8 million for the third quarter of 2006 and $34.2 million for the first nine months of 2006 can be attributed to the Trust’s risk management program.

At September 30, 2006, the Trust had entered into financial and physical forward sales arrangements at AECO as follows:

Financial hedges and physical forward sales contracts at September 30, 2006
Type of Contract	Volumes at AECO (GJ/d)	Price ($/GJ)			Term
		Fixed	Floor	Ceiling
Financial	40,000	$7.05			October 2006
Physical	49,500	$7.05			October 2006
Physical	5,000		$9.00	$12.50	October 2006
Period Total	94,500		$7.15(1)		October 2006
Financial	22,500	$8.85			November 2006 – March 2007
Financial	5,000		$9.00	$10.00	November 2006 – March 2007
Financial	5,000		$9.50	$11.00	November 2006 – March 2007
Physical	27,500	$8.98			November 2006 – March 2007
Physical	5,000		$8.50	$11.00	November 2006 – March 2007
Physical	5,000		$9.00	$10.00	November 2006 – March 2007
Physical	5,000		$9.00	$11.00	November 2006 – March 2007
Period Total	75,000		$8.95(1)		November 2006 – March 2007
Financial	37,500	$8.00			April – October 2007
Physical	40,000	$8.01			April – October 2007
Period Total	77,500		$8.00		April – October 2007
Financial	27,500	$9.56			November 2007 – March 2008
Physical	37,500	$9.69			November 2007 – March 2008
Period Total	65,000		$9.63		November 2007 – March 2008

 (1)  Average price calculated using fixed price and floor price for collars.

In addition, PET has entered into financial contracts to sell forward Canadian dollars for US dollars at a fixed exchange rate in order to mitigate the effect of exchange rate fluctuations on the Trust’s realized natural gas price. Foreign exchange contracts outstanding as at September 30, 2006 are as follows:

Financial foreign exchange contracts at September 30, 2006
Type of Contract	CDN$ sold (monthly)	Fixed FX rate (CDN$/US$)	Term
Financial	$9,000,000	1.1349	October 2006
Financial	$12,000,000	1.1272	November 2006 – March 2007
Financial	$7,000,000	1.1242	April – October 2007
Financial	$11,000,000	1.1195	November 2007 – March 2008

PET continued to supplement its risk management program after the end of the third quarter. Financial and physical natural gas forward sales arrangements at November 2, 2006 are as follows:

Financial hedges and physical forward sales contracts at November 2, 2006
Type of Contract	Volumes at AECO (GJ/d)	Price ($/GJ)			AECO Actual/future index ($/GJ) (2)
		Fixed	Floor	Ceiling		Term
Financial	27,500	$ 8.54	-	-		November 2006 – March 2007
Financial	5,000	-	$ 9.50	$ 11.00		November 2006 – March 2007
Financial	5,000	-	$ 9.00	$ 10.00		November 2006 – March 2007
Physical	27,500	$ 8.98	-	-		November 2006 – March 2007
Physical	5,000	-	$ 9.00	$ 11.00		November 2006 – March 2007
Physical	5,000	-	$ 9.00	$ 10.00		November 2006 – March 2007
Physical	5,000	-	$ 8.50	$ 11.00		November 2006 – March 2007
Period Total	80,000		$ 8.83(1)		$7.46	November 2006 – March 2007
Financial	37,500	$ 8.00	-	-		April – October 2007
Physical	40,000	$ 8.01	-	-		April – October 2007
Period Total	77,500		$ 8.00		$7.29	April – October 2007
Financial	35,000	$ 9.44	-	-		November 2007 – March 2008
Physical	37,500	$ 9.69	-	-		November 2007 – March 2008
Period Total	72,500		$ 9.57		$8.33	November 2007 – March 2008

(1)   Average price calculated using fixed price and floor price for collars.

(2)  AECO monthly index prices have settled for November; future index reflects AECO forward market prices as at        November 2, 2006.

PET has also entered into a financial forward contract to sell 2,500 MMBTU per day of natural gas at NYMEX at a fixed price of US$7.82/MMBTU for the period January 1 to March 31, 2007, and physical forward contracts to sell 5,000 MMBTU per day of natural gas at NYMEX at an average fixed price of US$6.68/MMBTU for the period April 1, 2008 to October 31, 2008.

During the three months ended September 30, 2006 the Trust terminated financial natural gas forward sales contracts totaling 12,500 GJ/d at an average price of $9.30/GJ for the November 2006 – March 2007 period, in exchange for a cash settlement payment of $3.3 million. This amount has been included in cash flow for the period.

During the nine months ended September 30, 2006, the Trust entered into certain physical contracts to purchase natural gas from a third party at fixed prices or price collars that were equivalent to or below the prices on existing physical contracts to sell natural gas to the same third party in order to effectively close out certain of its physical forward sales contracts at a premium. As a result of entering into these purchase contracts the Trust will collect a total of $3.5 million over the terms of the contracts, with $1.8 million being collected in the fourth quarter of 2006 and the remainder being collected in the first three months of 2007. This amount has not been recorded in earnings for the current period nor has it been recorded as an asset on the Trust’s balance sheet but will contribute to future revenues as the offsetting contracts settle over their respective terms.

FINANCIAL RESULTS

Revenue

	Three months ended September 30		Nine months ended September 30
Revenue ($ thousands)	2006	2005	2006	2005
Natural gas revenue, before financial hedging (1)	$ 96,576	$ 121,585	$ 307,071	$ 297,860
Realized gains (losses) on financial instruments (2)	8,149	(2,657)	9,609	(2,352)
Total revenue	$ 104,725	$ 118,928	$ 316,680	$ 295,508

 (1) Includes revenues related to physical forward sales contracts which settled during the period.

 (2) Realized gains (losses) on financial instruments include settled financial forward contracts and options.

Natural gas revenue before financial hedging decreased to $96.6 million for the three months ended September 30, 2006 compared to $121.6 million for the third quarter of 2005 due primarily to lower natural gas prices and a slight decrease in production levels. Realized gains on financial forward contracts totaled $8.1 million for the period, as compared to realized losses of $2.7 million for the three months ended September 30, 2005. The Trust includes realized gains and losses on financial forward contracts in its calculation of realized natural gas prices, after hedging. Natural gas revenue before financial hedging increased to $307.1 million for the nine months ended September 30, 2006 from $297.9 million for the first nine months of 2005, primarily due to higher production levels partially offset by lower natural gas prices.

The Trust recorded unrealized gains on financial instruments of $14.0 million and $29.9 million for the three and nine months ended September 30, 2006 respectively reflecting the change in the fair value of unsettled financial forward contracts during the periods (see “Change in Accounting Policy” in this MD&A).

Cash flow

	Three months ended September 30				Nine months ended September 30
	2006		2005		2006		2005
Cash flow reconciliation	$ millions	$/Mcf	$ millions	$/Mcf	$ millions	$/Mcf	$ millions	$/Mcf
Production (Bcf)	14.2		14.7		42.7		39.2
Revenue (1)	104.7	7.36	118.9	8.11	316.7	7.42	295.5	7.55
Royalties	(14.8)	(1.04)	(22.3)	(1.52)	(52.8)	(1.24)	(54.8)	(1.40)
Operating costs	(19.8)	(1.39)	(15.9)	(1.09)	(62.0)	(1.45)	(47.2)	(1.21)
Transportation costs	(3.0)	(0.21)	(3.9)	(0.26)	(9.4)	(0.22)	(10.1)	(0.26)
Operating netback from production (3)	67.1	4.72	76.8	5.24	192.5	4.51	183.4	4.68
Gas over bitumen royalty adjustments	3.7	0.26	5.7	0.39	14.7	0.34	20.8	0.53
Lease rentals	(0.9)	(0.07)	(1.1)	(0.07)	(2.3)	(0.05)	(2.7)	(0.07)
General and administrative (2)	(3.3)	(0.23)	(2.5)	(0.17)	(11.6)	(0.27)	(8.9)	(0.23)
Interest on bank and other debt	(3.2)	(0.22)	(2.2)	(0.15)	(8.6)	(0.20)	(5.9)	(0.15)
Interest on convertible debentures (2)	(2.6)	(0.18)	(1.9)	(0.13)	(6.1)	(0.14)	(4.4)	(0.11)
Capital taxes	(0.0)	(0.00)	(0.1)	(0.01)	(0.1)	(0.00)	(0.3)	(0.01)
Cash flow (2) (3)	60.8	4.28	74.7	5.10	178.5	4.19	182.0	4.64

(1)   Revenue includes gains and losses on financial instruments

(2)  Excludes non-cash items

(3)   This is a non-GAAP measure; see “Significant accounting policies and non-GAAP measures” in this MD&A.

For the three months ended September 30, 2006, PET’s average royalty rate (royalties as a percentage of revenues including gains and losses on financial instruments) was 14.1 percent compared to 18.8 percent for the same period in 2005. The lower royalty rate is due to PET’s realized natural gas price being significantly higher than the Alberta Gas Reference Price for the current period. Alberta Crown royalties are based on the Alberta Gas Reference Price. The Trust’s royalty rate measured 16.7 percent for the nine months ended September 30, 2006 as compared to 18.5 percent for the first three quarters of 2005.

Operating costs increased to $19.8 million ($1.39 per Mcf) in the three months ended September 30, 2006 from $15.9 million ($1.09 per Mcf) for the same period in 2005. Operating costs for the nine months ended September 30, 2006 totaled $62.0 million or $1.45 per Mcf as compared to $47.2 million or $1.21 per Mcf for the first nine months of 2005. Unit-of-production costs increased 20 percent in 2006 due to higher fixed costs related to the operation of additional plants, additional maintenance and facility modifications required on the Northeast Alberta Acquisition assets and a significant overall increase in the cost of field supplies and services. The increase in unit operating costs for the three months ended September 30, 2006 from 2005 levels is due in part to higher property taxes as a result of operating a larger developed acreage base. The Trust estimates operating costs on a unit-of-production basis of approximately $1.40 per Mcf for 2006.

Transportation costs decreased 19 percent ($0.05 per Mcf) on a unit-of-production basis for the three month period ended September 30, 2006 as a result of the negotiation of natural gas sales contracts directly to end users proximal to the Trust’s production in northeast Alberta, beginning in April 2006. These contracts benefit from reduced gas transportation costs.

Lower realized gas prices and increased operating costs, offset somewhat by lower royalty expense resulted in a $9.7 million decrease in PET’s operating netback to $67.1 million for the three months ended September 30, 2006 from $76.8 million for the three months ended September 30, 2005.

Operating netback reconciliation ($ millions)
Production decrease	(3.5)
Price decrease, including realized gains on financial instruments	(10.6)
Royalty decrease	7.5
Transportation cost decrease	0.8
Operating cost increase	(3.9)
Decrease in net operating income	(9.7)

General and administrative expenses were $3.9 million for the three months ended September 30, 2006 compared to $3.0million for the three months ended September 30, 2005. The increase is due primarily to additional staffing within the Southern core area to enable efficient development of the AcquireCo assets and fees related to Sarbanes Oxley initiatives. For the nine months ended September 30, 2006 general and administrative expenses totaled $13.2 million, an increase of $2.9 million over the comparative period for 2005. The scale of PET’s operations increased significantly with the Northeast Alberta and AcquireCo Acquisitions completed in 2005 and early 2006 and as a result general and administrative expenses have increased. Cash general and administrative expenses on a unit-of-production basis were $0.23 per Mcf for the three months ended September 30, 2006 as compared to $0.17 per Mcf in 2005.

Interest on bank and other debt totaled $3.2 million for the three months ended September 30, 2006 as compared to $2.2 million for the comparable period in 2005. Interest expense has increased primarily as a result of higher average debt levels of $236 million in the third quarter of 2006 as compared to $203 million for the third quarter of 2005 and an increase in short-term interest rates to 5.2% in the third quarter of 2006 as compared to 3.8% in 2005.

Interest on convertible debentures for the three months ended September 30, 2006 increased by $3.1 million compared to the three months ended September 30, 2005 due primarily to the issuance of $100 million of 6.25% convertible unsecured subordinated debentures (the “2006 6.25% Debentures”) in April 2006. Included in interest expense for the third quarter of 2006 is $0.6 million of non-cash expenses related primarily to the amortization of debt issue costs, as compared to $0.3 million for the comparative period in 2005.

On October 4, 2004 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas (the “Royalty Regulation”), which provide a mechanism whereby the Government may prescribe additional royalty components to effect a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the AEUB as a result of recent bitumen conservation decisions.  The Department of Energy issued an Information Letter 2004-36 (“IL 2004-36”) which, in conjunction with the Royalty Regulation, sets out the details of the gas over bitumen financial solution.  The formula for calculation of the royalty reduction provided in the Royalty Regulation is:

0.5 x ((deemed production volume x 0.80) x (Alberta Gas Reference Price - $0.3791/GJ))

The Trust’s net deemed production volume for purposes of the royalty adjustment was 20.5 MMcf/d in the third quarter of 2006. Deemed production represents all PET natural gas production shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the AEUB, or through correspondence in relation to an AEUB ID 99-1 application.  In accordance with IL 2004-36, the deemed production volume related to wells shut-in is reduced by 10 percent per year on the anniversary date of the shut-in order.

The majority of royalty adjustments received have been recorded on PET’s balance sheet rather than reported as income as the Trust cannot determine if, when or to what extent the royalty adjustments may be repayable through incremental royalties if and when gas production recommences. Royalty adjustments may be repayable to the Crown in the form of an overriding royalty on gas production from wells which resume production within the gas over bitumen area. However, all royalty adjustments are recorded as a component of cash flow and are considered distributable income.

In the second quarter of 2006, PET disposed of certain shut-in gas wells in the gas over bitumen area. As part of the disposition agreement, the Trust continues to receive the gas over bitumen royalty adjustments related to the sold wells, although the ownership of the natural gas reserves is transferred to the buyer. As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer PET’s responsibility. As a result of this disposition, the gas over bitumen royalty adjustments received by the Trust for the affected wells totaling approximately 5 MMcf/d of Deemed Production volume are now considered revenue since they will not be repaid to the Crown. In the second quarter the Trust reclassified $13.7 million from the gas over bitumen liability on the balance sheet into revenues representing all royalty adjustments received to date in respect of the disposed wells.

For the three months ended September 30, 2006 the Trust received $3.7 million in gas over bitumen royalty adjustments, of which $0.4 million was classified as revenue and $3.3 million was recorded on the Trust’s balance sheet, as compared to $5.7 million received in the third quarter of 2005. The decrease was due primarily to lower Alberta Gas Reference Prices in 2006 as compared to 2005, as well as a negative adjustment of $0.6 million received in the current quarter that related to prior periods. This brings cumulative royalty adjustments received to September 30, 2006 to $56.5 million, of which $42.4 million is currently on PET’s balance sheet.

As a result of the variables discussed above, cash flow netbacks decreased 16 percent from $5.10 per Mcf in the third quarter of 2005 to $4.28 per Mcf in the third quarter of 2006, and cash flow decreased by 19 percent to $60.8 million ($0.72 per Trust Unit) for the three months ended September 30, 2006 from $74.7 million ($0.95 per Trust Unit) in the 2005 period. Cash flow for the nine months ended September 30, 2006 totaled $178.5 million ($2.13 per Trust Unit) as compared to $182.0 million ($2.50 per Trust Unit) for the comparative period in 2005. The two percent decrease from 2005 was primarily due to lower netbacks related to lower gas prices and higher operating costs combined with higher interest costs and lower gas over bitumen royalty adjustments for the nine month period.

Earnings

The Trust reported net earnings of $19.6 million ($0.23 per basic and diluted Trust Unit) for the three months ended September 30, 2006 as compared to $30.3 million ($0.39 per basic Trust Unit, $0.38 per diluted Trust Unit) for the 2005 period. The decrease from 2005 is primarily a result of lower natural gas prices, higher operating costs and higher depletion and depreciation charges, offset somewhat by $14.0 million in unrealized gains on financial instruments recorded as a result of the change in accounting policy regarding natural gas financial forward contracts (see “Change in Accounting Policy” in this MD&A). Net earnings for the nine months ended September 30, 2006 rose to $49.4 million ($0.59 per basic and diluted Trust Unit) from $44.0 million ($0.60 per basic and diluted Trust Unit) in 2005, as gains on financial instruments and a reclassification of gas over bitumen royalty adjustments into revenues were partially offset by higher operating costs and depletion and depreciation expenses in 2006 as compared to 2005.

Exploration expenses increased to $2.8 million for the three months ended September 30, 2006 from $1.1 million for the third quarter of 2005 primarily due to $1.7 million in seismic expenditures during the 2006 period. The majority of the prior year’s seismic programs were completed and expensed in the first half of 2005.

Depletion, depreciation and accretion (“DD&A”) expense increased from $37.9 million in the third quarter of 2005 to $48.8 million in 2006 due to increased production volumes and an increase in the Trust’s depletion rate. PET’s depletion rate was $3.43 per Mcf in the three months ended September 30, 2006 as compared to $2.59 per Mcf in 2005.  DD&A expense for the nine months ended September 30, 2006 totaled $144.7 million ($3.39 per Mcf), an increase of $37.4 million over the $107.3 million ($2.74 per Mcf) recorded in the first nine months of 2005. The increase in the depletion rate in 2006 as compared to 2005 is primarily due to the cost per Mcf of proved reserves for the AcquireCo and Northeast Alberta Acquisitions as compared to the Trust’s previously-acquired assets.

SUMMARY OF QUARTERLY RESULTS

Three months ended
($ thousands except prices and per Trust Unit amounts)	Sep 30, 2006	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005

Natural gas revenues before royalties (1)	$ 96,576	$ 97,856	$ 112,639	$ 129,233
Cash flow (2)	$ 60,770	$ 56,605	$ 61,112	$ 78,200
Per Trust Unit - basic	$ 0.72	$ 0.68	$ 0.74	$ 0.96
Net earnings	$ 19,619	$ 21,816	$ 7,969	$ 17,899
Per Trust Unit - basic	$ 0.23	$ 0.26	$ 0.10	$ 0.22
- diluted	$ 0.23	$ 0.26	$ 0.10	$ 0.22
Average AECO Daily Index price ($/GJ)	$ 5.36	$ 5.71	$ 7.13	$ 10.72

Three months ended
($ thousands except prices and per Trust Unit amounts)	Sep 30, 2005	Jun 30, 2005	Mar 31, 2005	Dec 31, 2004

Natural gas revenues before royalties (1)	$ 121,585	$ 100,328	$ 75,947	$ 79,665
Cash flow (2)	$ 74,726	$ 66,491	$ 40,801	$ 56,521
Per Trust Unit - basic	$ 0.95	$ 0.90	$ 0.62	$ 0.87
Net earnings (loss)	$ 30,339	$ 11,433	$ 2,199	$ (29,696)
Per Trust Unit - basic	$ 0.39	$ 0.16	$ 0.03	$ (0.46)
- diluted	$ 0.38	$ 0.15	$ 0.03	$ (0.46)
Average AECO Daily Index price ($/GJ)	$ 8.89	$ 6.99	$ 6.53	$ 6.17

(1)   Excludes realized gains (losses) on financial instruments.

(2)  These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in this MD&A.

Natural gas revenues and cash flow trended steadily higher through 2005 as a result of increasing production due primarily to acquisition activity and higher natural gas prices. In 2006 natural gas prices declined significantly from the levels experienced in late 2005 and revenues and cash flows decreased accordingly.

The increased net earnings in the third and fourth quarters of 2005 compared to previous quarters are due to higher natural gas revenues, offset somewhat by higher royalties and DD&A expenses as compared to prior quarters. Earnings have remained strong in 2006 despite lower cash flows as a result of unrealized gains on financial instruments and the reclassification of certain gas over bitumen royalty adjustments into earnings. The net loss in the fourth quarter of 2004 was a result of an after-tax write-down of property and equipment of $39 million pertaining primarily to PET’s Saskatchewan properties.

LIQUIDITY AND CAPITAL RESOURCES

Net debt ($ thousands except per Trust Unit and percent amounts)	September 30, 2006	December 31, 2005
Bank and other debt	222,243	168,106
Convertible debentures	157,265	64,888
Working capital deficiency (surplus) (2)	11,771	(1,131)
Net debt	391,279	231,863
Trust Units outstanding (thousands)	84,507	82,482
Market price at end of period ($/Trust Unit)	16.15	22.17
Market value of Trust Units	1,364,788	1,828,626
Total capitalization (1)	1,756,067	2,060,489
Net debt as a percentage of total capitalization (%)	22.3	11.3
Cash flow for the period (1)	60,770	260,218
Annualized cash flow (1)	243,080	260,218
Net debt to annualized cash flow ratio (times) (1)	1.6	0.9

(1)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in this MD&A.

(2)

Working capital deficiency (surplus) excludes short-term financial instrument assets and liabilities related to the Trust’s hedging activities.

PET has a demand credit facility with a syndicate of Canadian chartered banks. The revolving feature of the facility expires on May 29, 2007 if not extended.   Pursuant to the terms of the credit agreement, the Trust expects to request that the facility be extended for 364 days and anticipates that this request will be granted. The Trust’s lenders reconfirmed the borrowing base under its credit facility at $310 million for a further six months as at October 1, 2006. The facility consists of a demand loan of $300 million and a working capital facility of $10 million. Collateral for the credit facility is provided by a floating-charge debenture covering all existing and acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the facility. Bank debt increased to $222.2 million at September 30, 2006, as compared to $168.1 million at December 31, 2005 as a result of expenditures related to the Trust’s capital programs, offset somewhat by proceeds received through the Trust’s DRIP program and cash flows in excess of distributions during the year. In addition to amounts outstanding under the credit facility PET has outstanding letters of credit in the amount of $3.9 million.

At September 30, 2006 PET had 2006 6.25% Debentures, 2005 6.25% Debentures and 8% Debentures outstanding as follows:

Convertible debentures series	2006 – 6.25%	2005 – 6.25%	8%
Principal outstanding ($ millions)	100.0	55.3	5.9
Maturity date	April 30, 2011	September 30, 2009	June 30, 2010
Conversion price ($ per Trust Unit)	23.80	19.35	14.20
Fair market value ($ millions)	100.0	56.1	6.5

Fair values of debentures are calculated by multiplying the number of debentures outstanding at September 30, 2006 by the quoted market price per debenture at that date. During the third quarter $0.5 million of the 8% Debentures were converted into 36,000 Trust Units.

Net debt to annualized cash flow rose to 1.6 times for the quarter ended September 30, 2006 from 0.9 times for the year ended December 31, 2005. The increase in net debt is largely a function of the acquisition of AcquireCo in February 2006 and the Trust’s significant capital program. Approximately 80 to 85 percent of the Trust’s annual exploration and development expenditures are have historically been incurred in the first half of the year.

Cumulative distributions for the third quarter of 2006 totaled $0.60 per Trust Unit consisting of $0.20 per Trust Unit paid on August 15, September 15 and October 16. The Trust’s payout ratio, which is the ratio of distributions to cash flow, was 83.2 percent in the current quarter as compared to 72.4 percent for the third quarter of 2005. PET’s distributions are less than cash flow as the Trust retains a portion of its cash flow to finance capital expenditures and debt repayments. As a result of continued weakness in natural gas prices, PET reduced its monthly distribution to $0.20 per Trust Unit effective with the July distribution paid on August 15, 2006. The payout ratio in future periods will largely be determined by natural gas prices and production levels.

Through the Trust’s Distribution Reinvestment and Optional Trust Unit Purchase Plan (“DRIP Plan”) $10.4 million was invested by Unitholders during the three months ended September 30, 2006 and a total of 575,000 Trust Units were issued at an average price of $18.04 per Trust Unit. For the nine months ended September 30, 2006 $27.5 million was invested in the DRIP plan and 1,493,000 Trust Units were issued at an average price of $18.45 per Trust Unit.

PET anticipates that distributions and capital expenditures for the remainder of 2006 and 2007 will be funded by cash flow; however changes in natural gas prices, cash netbacks and production levels can affect future capital spending plans and distributions.

2006 OUTLOOK AND SENSITIVITIES

The Trust’s current hedging and physical forward sales portfolio has significantly reduced PET’s exposure to downside in natural gas prices.  The following table reflects PET’s projected realized gas price, monthly cash flow and payout ratio at the current monthly distribution of $0.20 per Trust Unit, for the remaining three months of 2006 at certain AECO natural gas price levels and incorporating all of the Trust’s current financial hedges and physical forward sales contracts.

	Average AECO Monthly Index Gas Price October to December 2006 ($/GJ)
Cash flow sensitivity analysis	$6.00	$7.00	$8.00
Realized gas price (1) ($/Mcf)	7.65	8.16	8.67
Cash flow (2) ($million/month)	19.8	21.5	23.2
Per Trust Unit ($/Unit/month)	0.234	0.254	0.274
Payout ratio (2) (%)	85	79	73
Ending total net debt ($million)	393	388	383
Ending total net debt to cash flow ratio (3) (times)	1.7	1.6	1.6

(1)  PET’s weighted average forward price on an average of 81,500 GJ/d for the period from October 1 to

     December 31, 2006 is $8.24/GJ using fixed prices and floor prices for collars.

(2)  These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in this MD&A.

(3)  Calculated as ending total net debt (including convertible debentures) divided by estimated 2006 annual cash flow.

SIGNIFICANT ACCOUNTING POLICIES AND NON-GAAP MEASURES

Successful efforts accounting

The Trust follows the successful efforts method of accounting for its petroleum and natural gas operations.  This method differs from the full cost accounting method in that exploration expenditures, including exploratory dry hole costs, geological and geophysical costs, lease rentals on undeveloped properties as well as the cost of surrendered leases and abandoned wells are expensed rather than capitalized in the year incurred.  However, to make reported cash flow in this MD&A comparable to industry practice the Trust reclassifies geological and geophysical costs as well as surrendered leases and abandonment costs from operating to investing activities.

Cash flow

Management uses funds flow from operations before changes in non-cash working capital (“cash flow”), cash flow per Trust Unit and annualized cash flow to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (“GAAP”) and therefore it may not be comparable to the calculation of similar measures for other entities.  Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow provided by operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP.  Cash flow is reconciled to its closest GAAP measure, cash flow provided by operating activities, as follows:

Cash flow GAAP reconciliation	Three months ended September 30		Nine months ended September 30
($ thousands except per Trust Unit amounts)	2006	2005	2006	2005
Cash flow provided by operating activities	55,194	78,954	171,888	165,859
Exploration costs (1)	1,874	-	10,800	9,608
Expenditures on asset retirement obligations	170	-	2,623	-
Changes in non-cash operating working capital	3,532	(4,228)	(6,824)	6,551
Cash flow	60,770	74,726	178,487	182,018
Cash flow per Trust Unit (2)	$ 0.72	$ 0.95	$ 2.13	$ 2.50

(1)  Certain exploration costs are added back to cash flow in order to be more comparable to other energy trusts that use the full cost method of accounting for oil and gas activities.  Exploration costs that are added back to cash flow include seismic expenditures, dry hole costs and expired leases and are considered by PET to be more closely related to investing activities than operating activities.

(2)  Based on weighted average Trust Units outstanding for the period.

Payout ratio

Payout ratio refers to distributions measured as a percentage of cash flow for the period and is used by management to analyze cash flow available for development and acquisition opportunities as well as overall sustainability of distributions. Cash flow does not have any standardized meaning prescribed by GAAP and therefore payout ratio may not be comparable to the calculation of similar measures for other entities.

Operating and cash flow netbacks

Operating and cash flow netbacks are used by management to analyze margin and cash flow on each Mcf of natural gas production. Operating and cash flow netbacks do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to the calculation of similar measures for other entities. Operating and cash flow netbacks should not be viewed as an alternative to cash flow from operations, net earnings per Trust Unit or other measures of financial performance calculated in accordance with GAAP.

Unitholders’ equity before distributions and cumulative distributions since inception

Unitholders’ equity before distributions and cumulative distributions since inception are used by management to compare total equity before any reduction for distributions from period to period. Unitholders’ equity before distributions and cumulative distributions since inception do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to the calculation of similar measures for other entities. Unitholders’ equity before distributions and cumulative distributions since inception should not be viewed as alternatives to Unitholders’ equity or other measures calculated in accordance with GAAP.

Total capitalization

Total capitalization is equal to net debt including convertible debentures plus market value of issued equity and is used by management to analyze leverage.  Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

Revenue, including realized gains (losses) on financial instruments

Revenue, including realized gains (losses) on financial instruments is used by management to calculate the Trust’s net realized natural gas price taking into account monthly settlements on financial forward natural gas sales and foreign exchange contracts. These contracts are put in place to protect PET’s cash flows from potential volatility in natural gas prices, and as such any related realized gains or losses are considered part of the Trust’s natural gas price. Revenue, including realized gains (losses) on financial instruments does not have any standardized meaning as prescribed by GAAP and should not be reviewed as an alternative to Revenue or other measures calculated in accordance with GAAP.

CHANGE IN ACCOUNTING POLICY

Effective January 1, 2006 PET prospectively applied fair value accounting for all financial forward natural gas contracts. The Trust formerly accounted for financial forward natural gas contracts using hedge accounting as described in CICA Accounting Guideline 13 – Hedging Relationships. Accordingly, the fair values of these financial instruments as at January 1, 2006 were recorded on the Trust’s balance sheet and are amortized into earnings over the contractual life of the associated instrument. Changes in fair value of these financial instruments from January 1, 2006 to September 30, 2006, as well as changes in fair values of other financial forward natural gas and foreign exchange contracts as at September 30 were included in net earnings for the nine month period. The combination of the change in fair value during the nine month period ended September 30, 2006 and amortization of the fair values recorded at January 1, 2006 was an unrealized gain on financial instruments of $29.9 million (three months ended September 30, 2006 – unrealized gain of $14.0 million). Tabular reconciliations of unrealized gains on financial instruments recorded in the statement of earnings and related balance sheet amounts are included in Note 12 to the consolidated financial statements as at and for the three and nine months ended September 30, 2006.

As the change in accounting policy was applied prospectively there is no related impact on earnings for periods related to 2005 and earlier.

CRITICAL ACCOUNTING ESTIMATES

The MD&A is based on the Trust’s consolidated financial statements which have been prepared in Canadian dollars in accordance with GAAP. The application of GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. PET bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

The critical accounting estimates employed by PET in the preparation of its consolidated financial statements are discussed in the MD&A for the year ended December 31, 2005. In addition, the following critical accounting estimate was used in the consolidated financial statements for the three and nine months ended September 30, 2006.

Purchase price allocation

Corporate acquisitions are accounted for by the purchase method of accounting whereby the purchase price is allocated to the assets and liabilities acquired based on their fair values, as estimated by management at the time of acquisition. The excess of the purchase price over the fair values represents goodwill. In order to estimate fair values, management has to make various assumptions, including commodity prices, reserves acquired and discount rates. Differences from these estimates may impact the future financial statements of the Trust.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

PET’s operations are affected by a number of underlying risks both internal and external to the Trust.  These risks are similar to those affecting others in both the conventional oil and gas royalty trust sector and the conventional oil and gas producers sector.  The Trust’s financial position, results of operations, and cash available for distribution to Unitholders are directly impacted by these factors.

Gas over bitumen issue

On January 24, 2006, the Alberta Energy and Utilities Board (“AEUB”) invited members in industry to a meeting to discuss its intent to commence a process with respect to bitumen conservation policies in the Cold Lake and Peace River Oil Sands Areas of Alberta.  PET has current production of approximately 5.8 MMcf/d from the Bluesky-Gething formations in the portions of the Panny and Darwin fields which are located within the Peace River Oil Sands Area. Industry comment was solicited prior to February 14, 2006.  On June 9, 2006, the AEUB announced that it will hold a hearing commencing October 31, 2006 to hear two applications concerning the Clearwater Formation in the Cold Lake Area.  PET has no production that will be directly affected by the upcoming hearing in Cold Lake.  At this time, the AEUB will not proceed with a hearing concerning the Peace River Oil Sands Area.  Gas production from these zones may be identified in the future as posing a potential concern with respect to communication with potentially recoverable bitumen resources.  The Government of Alberta has not made comment as to whether the Gas over Bitumen Royalty Adjustment applied to shut-in gas in the Wabiskaw-McMurray in the Athabasca Oil Sands Area would apply to other regions.

While we have no significant additional production recommended for shut-in by any party or the AEUB at this time and royalty adjustments are being received for production currently shut-in, we cannot ensure that additional production will not be shut-in in the future or that we will be able to negotiate adequate compensation for having to shut-in any such production.  This could have a material adverse effect on the amount of income available for distribution to Unitholders.

Other risks and uncertainties affecting PET’s operations are substantially unchanged from those presented in the MD&A for the year ended December 31, 2005.

FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking information with respect to PET.

The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “outlook” and similar expressions are intended to identify forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.  We believe the expectations reflected in these forward-looking statements are reasonable.  However, we cannot assure the reader that these expectations will prove to be correct.  The reader should not unduly rely on forward-looking statements included in this report.  These statements speak only as of the date of the MD&A.

In particular, this MD&A contains forward-looking statements pertaining to the following:

•

the quantity and recoverability of PET’s reserves;

•

the timing and amount of future production;

•

prices for natural gas produced;

•

operating and other costs;

•

business strategies and plans of management;

•

supply and demand for natural gas;

•

expectations regarding PET’s access to  capital to fund its acquisition, exploration and development activities;

•

the disposition swap, farm in, farm out or investment in certain exploration properties using third party resources;

•

the use of exploration and development activity and acquisitions to replace and add to reserves;

•

the impact of changes in natural gas prices on cash flow after hedging;

•

drilling, completion, facilities and construction plans;

•

the existence, operations and strategy of the commodity price risk management program;

•

the approximate and maximum amount of forward sales and hedging to be employed;

•

the Trust’s acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived there from;

•

the impact of Canadian federal and provincial governmental regulation on the Trust relative to other issuers;

•

PET’s treatment under governmental regulatory regimes;

•

the goal to sustain or grow production and reserves through prudent asset management and acquisitions;

•

the emergence of accretive growth opportunities; and

•

PET’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets.

PET’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A which include but are not limited to:

•

volatility in market prices for natural gas;

•

risks inherent in PET’s operations;

•

uncertainties associated with estimating reserves;

•

competition for, among other things; capital, acquisitions of reserves, undeveloped lands, skilled personnel, equipment for drilling, completions, facilities and pipeline construction and maintenance;

•

incorrect assessments of the value of acquisitions;

•

geological, technical, drilling and process problems;

•

general economic conditions in Canada, the United States and globally;

•

industry conditions including fluctuations in the price of natural gas;

•

royalties payable in respect of PET’s production;

•

governmental regulation of the oil and gas industry, including environmental regulation;

•

fluctuation in foreign exchange or interest rates;

•

unanticipated operating events that can reduce production or cause production to be shut-in or delayed;

•

stock market volatility and market valuations; and

•

the need to obtain required approvals from regulatory authorities.

The above list of risk factors is not exhaustive.

Additional information on PET, including the most recent filed annual report and annual information form, can be accessed from SEDAR at www.sedar.com or from the Trust’s website at www.paramountenergy.com.

Paramount Energy Trust

Consolidated Balance Sheets

As at	September 30, 2006	December 31, 2005
($ thousands, unaudited)

Assets
Current assets
Accounts receivable	$ 42,137	$ 57,837
Financial instruments (notes 2 and 12)	23,254	-
	65,391	57,837

Property, plant and equipment (notes 4 and 5)	781,152	728,173
Goodwill	29,129	29,129
Other assets (note 3)	8,762	5,269
Financial instruments (notes 2 and 12)	6,655	-
	$ 891,089	$ 820,408

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 37,007	$ 36,910
Distributions payable	16,901	19,796
Bank and other debt (note 7)	222,243	168,106
	276,151	224,812

Gas over bitumen royalty adjustments (note 14)	42,388	41,789
Asset retirement obligations (note 11)	102,123	94,276
Convertible debentures (note 8)	157,265	64,888
Non-controlling interest (note 6)	1,967	-

Unitholders’ equity
Unitholders’ capital (note 9)	803,141	769,210
Equity component of convertible debentures (note 8)	4,527	490
Contributed surplus (note 10)	4,053	4,052
Deficit	(500,526)	(379,109)
	311,195	394,643
	$ 891,089	$ 820,408
See accompanying notes Basis of presentation: note 1 Commitments: notes 12 and 13 Contingencies: note 14

Paramount Energy Trust

Interim Consolidated Statements of Earnings and Deficit

	Three Months		Nine Months
	Ended September 30		Ended September 30
	2006	2005	2006	2005
($ thousands except per unit amounts, unaudited)
Revenue
Natural gas	$ 96,576	$ 121,585	$ 307,071	$ 297,860
Royalties	(14,781)	(22,328)	(52,812)	(54,828)
Realized gain/(loss) on financial instruments (notes 2 and 12)	8,149	(2,657)	9,609	(2,352)
Unrealized gain on financial instruments (notes 2 and 12)	13,970	-	29,909	-
Gas over bitumen revenue (note 14)	431	-	14,108	-
	104,345	96,600	307,885	240,680

Expenses
Operating	19,860	15,936	62,031	47,179
Transportation costs	3,026	3,840	9,428	10,130
Exploration expenses	2,806	1,076	13,048	12,258
General and administrative (note 10)	3,890	3,040	13,203	10,288
Interest	3,152	2,152	8,634	5,928
Interest on convertible debentures	3,129	2,193	7,330	4,871
Depletion, depreciation and accretion	48,828	37,926	144,743	107,292
	84,691	66,163	258,417	197,946
Earnings before income taxes	19,654	30,437	49,468	42,734
Future income tax reduction	-	-	-	1,519
Capital taxes	(37)	(98)	(66)	(282)
	(37)	(98)	(66)	1,237
Net earnings before non-controlling interest	19,617	30,339	49,402	43,971
Non-controlling interest (note 6)	2	-	2	-
Net earnings	19,619	30,339	49,404	43,971

Deficit, beginning of period	(469,562)	(298,048)	(379,109)	(219,776)
Distributions declared	(50,583)	(54,138)	(170,821)	(146,042)
Deficit, end of period	$(500,526)	$ (321,847)	$(500,526)	$ (321,847)

Earnings per Trust Unit (note 9(c))
Basic	$0.23	$0.39	$0.59	$0.60
Diluted	$0.23	$0.38	$0.59	$0.60

Distributions declared per Trust Unit	$0.60	$0.68	$2.04	$2.00

See accompanying notes

Paramount Energy Trust

Interim Consolidated Statements of Cash Flows

	Three Months		Nine Months
	Ended September 30		Ended September 30
	2006	2005	2006	2005
($ thousands, unaudited)
Cash provided by (used for)
Operating activities
Net earnings	$ 19,619	$30,339	$49,404	$43,971
Items not involving cash
Depletion, depreciation and accretion	48,828	37,926	144,743	107,292
Trust Unit-based compensation	533	507	1,585	1,387
Future income tax reduction	-	-	-	(1,519)
Unrealized gain on financial instruments	(13,970)	-	(29,909)	-
Amortization of other assets	558	294	1,267	513
Non-controlling interest	(2)	-	(2)	-
Gas over bitumen royalty adjustments	3,330	5,660	14,276	20,766
Gas over bitumen revenue	-	-	(13,677)	-
Expenditures on asset retirement obligations	(170)	-	(2,623)	-
Change in non-cash working capital	(3,532)	4,228	6,824	(6,551)
Cash flow provided by operating activities	55,194	78,954	171,888	165,859

Financing activities
Issue of Trust Units	2,340	9,948	11,200	166,735
Distributions to Unitholders	(42,390)	(42,724)	(154,174)	(121,271)
Issue of convertible debentures	-	-	95,631	96,000
Change in bank and other debt	877	(48,437)	54,137	10,498
Change in non-cash working capital	(1,253)	2,815	63	5,972
	(40,426)	(78,398)	6,857	157,934

	$ 14,768	$ 556	$ 178,745	$ 323,793

Investing activities
Acquisition of investments	-	-	-	(1,243)
Acquisition of properties and corporate assets	(1,954)	(590)	(94,229)	(285,498)
Exploration and development expenditures	(21,514)	(3,882)	(103,355)	(38,886)
Proceeds on sale of property and equipment	1,987	4,330	16,194	5,366
Change in non-cash working capital	6,713	(414)	2,645	(3,532)
	$(14,768)	$ (556)	$(178,745)	$(323,793)

Change in cash	-	-	-	-
Cash, beginning of period	-	-	-	-
Cash, end of period	$ -	$ -	$ -	$ -

Interest paid	$ 3,414	$ 3,480	$ 11,299	$ 10,596
Taxes paid	$ -	$ 97	$ 125	$ 203

See accompanying notes

PARAMOUNT ENERGY TRUST

Notes to Interim Consolidated Financial Statements

(dollar amounts in $ thousands Cdn except as noted)

1.

BASIS OF PRESENTATION AND ACCOUNTING POLICIES

These interim consolidated financial statements of Paramount Energy Trust (“PET” or “the Trust”) have been prepared by management under the successful efforts method of accounting in accordance with Canadian generally accepted accounting principles (“GAAP”) following the same accounting principles and methods of computation as the consolidated financial statements for the year ended December 31, 2005 except as described in note 2 below.  The disclosures provided below are incremental to those included with the annual consolidated financial statements.  The specific accounting principles used are described in the annual consolidated financial statements of the Trust appearing on pages 26 through 27 of the Trust’s 2005 annual report and should be read in conjunction with these interim financial statements.

2.

CHANGE IN ACCOUNTING POLICY

Effective January 1, 2006 PET prospectively applied fair value accounting for all financial forward natural gas contracts.  The Trust previously accounted for financial forward natural gas contracts using hedge accounting.  Accordingly, the fair values of these financial instruments as at January 1, 2006 were recorded on the Trust’s balance sheet and are amortized into earnings over the contractual life of the associated instrument.  Changes in fair value of these financial instruments from January 1, 2006 to September 30, 2006 as well as fair values of other financial forward natural gas contracts as at September 30, 2006 are recorded to earnings.

The impact on the Trust’s consolidated financial statements at January 1, 2006 resulted in the recognition of financial instrument liabilities with a fair value of $20.5 million and a deferred loss of $20.5 million which is being recognized into net earnings over the life of the related contracts.  At September 30, 2006 $19.3 million of the initial deferred loss has been amortized into net earnings (see note 12).

3.

OTHER ASSETS

	September 30, 2006	December 31, 2005
Convertible debenture issue costs	$ 5,762	$ 2,269
Investment	3,000	3,000
	$ 8,762	$ 5,269

Convertible debenture issue costs are amortized to earnings over the life of the related debentures and any unamortized amounts are reclassified to Unitholders’ capital as and when debentures are converted to Trust Units.  For the three and nine month periods ended September 30, 2006, amortization of $0.3 and $0.8 million respectively (2005 – $0.2 and $0.4 million) has been recognized in these consolidated financial statements.  During the nine months ended September 30, 2006 the Trust incurred $4.4 million in convertible debenture issue costs associated with the issuance of the 2006 6.25% Convertible Debentures (see note 8).

The investment of $3.0 million is related to PET’s 11% interest in Sebring Energy Inc. (“Sebring”), a privately held oil and gas company.  PET exchanged certain oil and gas assets for 4.0 million shares in Sebring in January 2005.  This investment is accounted for by the cost method.

4.

PROPERTY, PLANT AND EQUIPMENT

	September 30, 2006	December 31, 2005

Petroleum and natural gas properties	$ 1,461,080	$ 1,274,639
Asset retirement costs	93,247	87,990
Corporate assets	16,831	16,020
	1,571,158	1,378,649
Accumulated depletion and depreciation	(790,006)	(650,476)
	$ 781,152	$ 728,173

Property, plant and equipment costs at September 30, 2006 included $96.2 million (December 31, 2005 - $83.9 million) currently not subject to depletion.

5.

CORPORATE ACQUISITION

On February 16, 2006 PET acquired a private Alberta company (“AcquireCo”) for consideration of $93.0 million in cash funded through the Trust’s existing credit facility.  The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.  The Trust has not yet completed its final evaluation of the assets acquired and the liabilities assumed.  Therefore, the purchase price and the allocation of such to the acquired assets and liabilities is subject to change.

Property, plant and equipment	$ 95,312
Land	2,800
Working capital deficiency	(4,465)
Cash	551
Asset retirement obligation	(1,213)
Cash consideration paid	$ 92,985

6.

NON-CONTROLLING INTEREST

In August of 2006 PET completed an internal restructuring whereby certain assets (the “Severo Assets”) were transferred to Severo Energy Corporation (“Severo”), a private company, and a newly formed partnership, the Severo Energy Partnership (“Severo Partnership”).  In addition, PET provided a $10.5 million promissory note to Severo in exchange for additional common shares.

In consideration for the assets and the promissory note PET received 15,000,908 common shares of Severo priced at $2.00 per share and 1% partnership interest in Severo Partnership.  Concurrent with the transaction Severo completed a private placement at $2.00 per share to employees and consultants for proceeds of approximately $2.0MM representing approximately 6% of the issued common shares of Severo. At the conclusion of the transaction PET owned approximately 94% of Severo.

PET has nominated two representatives of the three person Board of Directors of Severo. Since the Trust has retained effective control of Severo, the results, assets and liabilities of this entity have been included in these financial statements. The non-PET ownership interests of Severo are shown as non-controlling interests.

7.

BANK AND OTHER DEBT

PET has a revolving credit facility with a syndicate of Canadian Chartered Banks (“Credit Facility”).  The Credit Facility currently has a borrowing base of $310 million consisting of a demand loan of $300 million and a working capital facility of $10 million.  In addition to amounts outstanding under the Credit Facility, PET has outstanding letters of credit in the amount of $3.87 million.  Collateral for the Credit Facility is provided by a floating-charge debenture covering all existing and acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the Credit Facility.  The Trust’s lenders reconfirmed the borrowing base under its credit facility at $310 million for a further six months as at October 1, 2006.

Advances under the Credit Facility are made in the form of Banker’s Acceptances (“BA”), prime rate loans or letters of credit.  In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Trust’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the lenders’ prime rate.  The effective interest rate on outstanding amounts at September 30, 2006 was 5.21%.

8.

CONVERTIBLE DEBENTURES

In accordance with Canadian accounting standards, the Trust’s convertible debentures are classified as debt with a portion of the proceeds allocated to equity representing the value of the conversion feature.  As the debentures are converted, a portion of debt and equity amounts are transferred to Unitholders’ capital.  The debt balance associated with the convertible debentures accretes over time to the amount owing on maturity and such increases in the debt balance are reflected as non-cash interest expense in the statement of earnings.

The Trust’s 6.25% convertible unsecured subordinated debentures issued on April 6, 2006 (“2006 6.25% Convertible Debentures”) mature on April 30, 2011, bear interest at 6.25% per annum paid semi-annually on April 30 and October 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 2006 6.25% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $23.80 per Trust Unit.

The Trust’s 6.25% convertible unsecured subordinated debentures issued on April 26, 2005 (“2005 6.25% Convertible Debentures”) mature on June 30, 2010, bear interest at 6.25% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 2005 6.25% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $19.35 per Trust Unit. During the nine month period ended September 30, 2006, $2.6 million of 2005 6.25% Convertible Debentures were converted resulting in the issuance of 136,170 Trust Units.

The Trust’s 8% convertible unsecured subordinated debentures (“8% Convertible Debentures”) mature on September 30, 2009, bear interest at 8.0% per annum paid semi-annually on March 31 and September 30 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 8% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $14.20 per Trust Unit.  During the nine month period ended September 30, 2006, $1.4 million of 8% Convertible Debentures were converted resulting in the issuance of 98,932 Trust Units.

At the option of PET, the repayment of the principal amount of the convertible debentures may be settled in Trust Units.  The number of Trust Units to be issued upon redemption by PET will be calculated by dividing the principal by 95% of the weighted average trading price for ten trading days prior to the date of redemption.  The interest payable may also be settled with the issuance of sufficient Trust Units to satisfy the interest obligation.

At September 30, 2006, the Trust had $5.9 million in 8% Convertible Debentures outstanding with a fair market value of $6.5 million, $55.3 million in 2005 6.25% Convertible Debentures outstanding with a fair market value of $56.1 million, and $100.0 million in 2006 6.25% Convertible Debentures outstanding with a fair market value of $100.0 million.

	8% Series		2005 6.25% Series		2006 6.25% Series
	Number of debentures	Amount	Number of debentures	Amount	Number of debentures	Amount	Total Amount
Balance, December 31, 2004	38,419	$38,419	-	$ -	-	$ -	$38,419
April 26, 2005 issuance	-	-	100,000	100,000	-	-	100,000
Portion allocated to equity	-	-	-	(846)	-	-	(846)
Accretion of non-cash interest expense	-	-	-	118	-	-	118
Converted into Trust Units	(31,065)	(31,065)	(42,094)	(41,738)	-	-	(72,803)
Balance, December 31, 2005	7,354	7,354	57,906	57,534	-	-	64,888
April 6, 2006 issuance	-	-	-	-	100,000	100,000	100,000
Portion allocated to equity	-	-	-	-	-	(4,059)	(4,059)
Accretion of non-cash interest expense	-	-	-	87	-	366	453
Converted into Trust Units	(1,405)	(1,405)	(2,635)	(2,612)	-	-	(4,017)
Balance, September 30, 2006	5,949	$ 5,949	55,271	$ 55,009	100,000	$ 96,307	$ 157,265

A reconciliation of the equity component of convertible debentures is provided below:

Balance, as at December 31, 2005	$ 490
Conversion of Trust Units	(22)
Equity component of 2006 6.25% Convertible Debentures	4,059
Balance, as at September 30, 2006	$ 4,527

9.

UNITHOLDERS’ CAPITAL

a)    Authorized

Authorized capital consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units.  No Special Voting Units have been issued to date.

b)    Issued and Outstanding

The following is a summary of changes in Unitholders’ capital:

	Number
Trust Units	Of Units	Amount
Balance, December 31, 2004	65,326,971	$ 495,862
Units issued pursuant to Unit offering	9,500,000	160,075
Units issued pursuant to Unit Incentive Plan	438,250	4,013
Units issued pursuant to Distribution Reinvestment Plan	2,853,601	49,471
Units issued pursuant to conversion of debentures	4,363,022	73,158
Issue costs on convertible debentures converted to Trust Units	-	(2,685)
Trust Unit issue costs	-	(10,684)
Balance, December 31, 2005	82,481,844	769,210
Units issued pursuant to Unit Incentive Plan	272,875	1,997
Units issued pursuant to Bonus Rights Plan	24,615	488
Units issued pursuant to Distribution Reinvestment Plan	1,492,722	27,538
Units issued pursuant to conversion of debentures	235,102	4,040
Issue costs on convertible debentures converted to Trust Units	-	(132)
Balance, September 30, 2006	84,507,158	$ 803,141

c)

Per Unit Information

Basic earnings per Trust Unit are calculated using the weighted average number of Trust Units outstanding during the three months and nine months ended September 30, 2006 of 84,197,753 and 83,647,938 (2005 - 78,761,798 and 72,764,410 respectively). PET uses the treasury stock method where only dilutive instruments where market price exceeds exercise price impact the diluted calculations.  In computing diluted earnings per Trust Unit for the three and nine months period ended September 30, 2006, 573,417 and 626,649 net Trust Units respectively were added to the basic weighted average number of Trust Units outstanding (2005 – 632,416 and 561,186 net Trust Units) for the dilutive effect of Incentive Rights.  In computing diluted earnings per Trust Unit for the three and nine months period ended September 30, 2006, 347,500 and 215,000 Incentive Rights respectively were excluded as the exercise prices exceeded the average market price for those periods (2005 – 20,000 and 60,000 respectively).

d)

Redemption Right

Unitholders may redeem their Trust Units at any time by delivering their Trust Unit certificates to the Trustee of PET. Unitholders have no rights with respect to the Trust Units tendered for redemption other than a right to receive the redemption amount.  The redemption amount per Trust Unit will be the lesser of 90 percent of the weighted average trading price of the Trust Units on the principal market on which they are traded for the ten day period after the Trust Units have been validly tendered for redemption and the "closing market price" of the Trust Units.

In the event that the aggregate redemption value of Trust Units tendered for redemption in a calendar month exceeds $100,000 and PET does not exercise its discretion to waive the $100,000 limit on monthly redemptions, PET will not use cash to pay the redemption amount for any of the Trust Units tendered for redemption in that month.  Instead, PET will pay the redemption amount for those Trust Units, subject to compliance with applicable laws including securities laws of all jurisdictions and the receipt of all applicable regulatory approvals, by the issuance of promissory notes of PET ("Notes") to the tendering Unitholders.

The Notes delivered as set out above will be unsecured and bear interest at a market rate of interest to be determined at the time of issuance by the Board of Directors based on the advice of an independent financial advisor. The interest will be payable monthly.  The Notes will be subordinated and, in certain circumstances, postponed to all of PET’s indebtedness.  Subject to prepayment, the Notes will be due and payable five years after issuance.

10.

INCENTIVE PLANS

a)

Unit incentive plan

PET has adopted a unit incentive plan (“Unit Incentive Plan”) which permits the Administrator's Board of Directors to grant non-transferable rights to purchase Trust Units ("Incentive Rights") to its and affiliated entities' employees, officers, directors and other direct and indirect service providers.  The calculated fair values of the Incentive Rights are amortized to net earnings over the vesting period of the Incentive Rights.  The Trust recorded Trust Unit based compensation expense of $0.5 and $1.6 million respectively for the three and nine month periods ended September 30, 2006 ($0.5 and $1.4 million respectively for the three and nine month periods ended September 30, 2005).  The Incentive Rights are only dilutive to the calculation of earnings per Trust Unit if the exercise price is below the fair value of the Trust Units.

At September 30, 2006 a combined total of ten percent of total Trust Units outstanding had been reserved under the Unit Incentive Plan and the Bonus Rights Plan (see note 9 (b)).  As at September 30, 2006 153,531 Incentive Rights granted under the Unit Incentive Plan had vested but were unexercised (25,000 as of September 30, 2005).

PET used the binomial lattice option-pricing model to calculate the estimated fair value of the outstanding Incentive Rights issued on or after January 1, 2003.  The following assumptions were used to arrive at the estimate of fair value as at the date of grant:

	Year of grant
	2006	2005
Distribution yield (%)	3.1 – 4.0	1.7 – 3.7
Expected volatility (%)	21.5 – 23.5	21.0
Risk-free interest rate (%)	3.85 – 4.40	3.12 – 3.89
Expected life of Incentive Rights (years)	3.75 – 4.5	3.75
Vesting period of Incentive Rights (years)	4.0	4.0
Contractual life of Incentive Rights (years)	5.0	5.0
Weighted average fair value per Incentive Right on the grant date	$ 3.14	$ 2.91

Incentive Rights	Average exercise price	Incentive Rights
Balance, December 31, 2004	$ 6.13	1,612,750
Granted	17.33	722,125
Exercised	3.50	(438,250)
Cancelled	12.37	(248,500)
Balance, December 31, 2005	10.79	1,648,125
Granted	18.24	649,875
Exercised	1.13	(272,875)
Cancelled	12.79	(133,125)
Balance, September 30, 2006	$ 14.60	1,892,000

The following summarizes information about Incentive Rights outstanding at September 30, 2006 assuming the reduced exercise price described above:

Range of exercise prices	Number outstanding at September 30, 2006	Weighted average contractual life (years)	Weighted average exercise price/ Incentive Right	Number exercisable at September 30, 2006	Weighted average exercise price/Incentive Right
$0.001	232,000	1.3	$ 0.001	-	-
$6.24 - $6.35	102,000	2.1	6.32	29,500	$ 6.31
$7.04 - $12.01	323,375	2.9	7.80	25,625	8.35
$13.07 - $17.14	429,750	3.6	14.84	98,406	14.92
$17.20 - $21.40	804,875	4.4	18.51	-	-
Total	1,892,000	3.6	$ 14.60	153,531	$12.17

A reconciliation of contributed surplus is provided below:

Balance, as at December 31, 2004	$ 4,536
Trust Unit-based compensation expense	1,993
Transfer to Unitholders’ capital on exercise of Incentive Rights	(2,477)
Balance, as at December 31, 2005	4,052
Bonus Rights adjustment	592
Trust Unit-based compensation expense	1,585
Transfer to Unitholders’ capital on exercise of Incentive Rights	(2,176)
Balance, as at September 30, 2006	$ 4,053

b)

Bonus rights plan

PET has implemented a bonus rights plan (“Bonus Rights Plan”) for certain officers, employees and direct and indirect service providers of the Administrator (“Service Providers”).  Rights to purchase Trust Units (“Bonus Rights”) granted under the Bonus Rights Plan may be exercised during a period (the “Exercise Period”) not exceeding three years from the date upon which the Bonus Rights were granted.  The Bonus Rights vest over two years.  At the expiration of the Exercise Period, any Bonus Rights which have not been exercised shall expire and become null and void.  Upon vesting, the plan participant is entitled to receive the vested units plus an additional number of Trust Units equal to the value of distributions on PET’s Trust Units as if the Trust Units were invested in PET’s Distribution Reinvestment and Optional Trust Unit Purchase Plan (“DRIP Plan”) accrued since the grant date.

For the three and nine month periods ended September 30, 2006 nil and $0.2 million in compensation expense was recorded in respect of the Bonus Rights granted (three and nine month periods ended September 30, 2005-nil).

The following table shows changes in the Bonus Rights outstanding under the Bonus Rights Plan since inception:

Bonus Rights
Balance, December 31, 2004	-
Granted	25,478
Cancelled	(1,226)
Additional grants for accrued distributions	2,457
Balance, December 31, 2005	26,709
Granted	34,647
Exercised	(10,323)
Additional grants for accrued distributions	5,295
Balance, September 30, 2006	56,328

11.

ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated based on PET’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities and the estimated timing of the costs to be incurred in future periods.  PET has estimated the net present value of its total asset retirement obligations to be $102.1 million as at September 30, 2006 based on an undiscounted total future liability of $201.6 million.  These payments are expected to be made over the next 25 years with the majority of costs incurred between 2010 and 2015.  PET used a credit adjusted risk free rate of 7.1% to calculate the present value of the asset retirement obligation.

The following table reconciles the Trust’s asset retirement obligations:

	September 30, 2006	December 31, 2005
Obligation, beginning of period	$ 94,276	$ 34,116
Obligations incurred	4,045	8,232
Obligations acquired	1,213	13,267
Revisions to estimates	-	35,704
Expenditures for obligations during the period	(2,623)	(660)
Accretion expense	5,212	3,617
	$ 102,123	$ 94,276

12.

FINANCIAL INSTRUMENTS

As disclosed in Note 2, on January 1, 2006 the fair value of all outstanding forward financial natural gas contracts was recorded as a liability on the consolidated balance sheet with a corresponding net deferred loss.  The net deferred loss is recognized in net earnings over the life of the related contracts.  Subsequent changes in fair value after January, 2006 on these financial instruments are recorded on the consolidated balance sheet with the associated unrealized gain or loss recognized in net earnings.  The estimated fair value of all financial instruments is based on quoted prices or, in their absence, third party market indications and forecasts.

September 30, 2006
Financial instrument asset – current (1)	$ 23,254
Financial instrument asset – long term (2)	6,655
Net financial instrument asset	$ 29,909

(1) Financial instruments which will settle prior to October 1, 2007.

(2) Financial instruments which will settle after September 30, 2007.

The following tables present a reconciliation of the change in the unrealized and realized gains and losses on financial instruments from January 1, 2006 to September 30, 2006.

	Net Deferred Amounts on Transition	Mark-to-Market Gain (Loss)	Total Unrealized Gain (Loss)
Fair value of contracts, January 1, 2006	$ 20,453	$ (20,453)	$ -
Change in fair value of contracts recorded on transition, still outstanding at September 30, 2006	-	22,780	22,780
Amortization of the fair value of contracts as at September 30, 2006	(19,310)	-	(19,310)
Fair value of contracts entered into during the period		26,439	26,439
Remaining deferred amount on transition, September 30, 2006	$ 1,143	-	-
Financial instrument asset, September 30, 2006	-	$ 28,766	-
Gain/(loss) on financial instruments	-	-	$ 29,909

Realized gains on financial instruments, including natural gas commodity hedges and foreign exchange price hedges, recognized in net earnings for three and nine month periods ended September 30, 2006 were $8.1 and $9.6 million respectively (losses of $2.7 million and $2.4 million were recorded for the three month and nine month periods ended September 30, 2005 respectively).

During the three months ended September 30, 2006 the Trust terminated financial natural gas forward sales contracts totaling 12,500 GJ/d at an average fixed price of $9.30/GJ for the November 2006 – March 2007 period, in exchange for a cash settlement payment of $3.3 million.

Natural gas commodity hedges

At September 30, 2006 the Trust has entered into financial forward sales arrangements as follows:

Type of contract	Volumes at AECO GJ/d	Price ($/GJ)			Term
		Fixed	Floor	Ceiling
AECO fixed price	40,000	$7.05			October 2006
AECO fixed price	22,500	$8.85			November 2006 – March 2007
AECO collar	5,000		$9.00	$10.00	November 2006 – March 2007
AECO collar	5,000		$9.50	$11.00	November 2006 – March 2007
AECO fixed price	37,500	$8.00			April 2007 – October 2007
AECO fixed price	27,500	$9.56			November 2007 – March 2008

At January 1, 2006 the Trust recorded a deferred loss on financial instruments of $20.5 million related to existing forward commodity price contracts.  The fair value of these contracts at September 30, 2006 was a gain of $2.3 million.  The change in fair value, a $22.8 million gain, and $19.3 million amortization of the deferred loss have been recorded in the consolidated statements of earnings.  At September 30, 2006 a $28.3 million gain was recorded in the consolidated statement of earnings related to the fair value of financial forward sales contracts entered into after January 1, 2006.  No deferred gains or losses were recorded related to these financial forward sales contracts.

Foreign exchange price hedges

PET has entered into financial contracts to sell forward Canadian dollars for US dollars at a fixed exchange rate in order to mitigate the effect of exchange rate fluctuations on the Trust’s realized natural gas price. Foreign exchange contracts outstanding as at September 30, 2006 are as follows:

Type of Contract	CDN$ sold (monthly)	Fixed FX rate (CDN$/US$)	Term
Financial	$9,000,000	1.1349	October 2006
Financial	$12,000,000	1.1272	November 2006 – March 2007
Financial	$7,000,000	1.1242	April – October 2007
Financial	$11,000,000	1.1195	November 2007 – March 2008

At September 30, 2006 a $1.9 million loss was recorded in the consolidated statement of earnings related to the fair value of financial foreign exchange contracts.  No deferred gains or losses were recorded related to these financial contracts.

13.

COMMITMENTS

At September 30, 2006, the Trust had entered into physical gas sales arrangements as follows:

Type of contract	Volumes at AECO GJ/d	Price ($/GJ)			Term
		Fixed	Floor	Ceiling
AECO fixed price	49,500	$7.05			October 2006
AECO collar	5,000		$9.00	$12.50	October 2006
AECO fixed price	27,500	$8.98			November 2006 – March 2007
AECO collar	5,000		$8.50	$11.00	November 2006 – March 2007
AECO collar	5,000		$9.00	$10.00	November 2006 – March 2007
AECO collar	5,000		$9.00	$11.00	November 2006 – March 2007
AECO fixed price	40,000	$8.01			April 2007 – October 2007
AECO fixed price	37,500	$9.69			November 2007 – March 2008

PET has entered into physical forward contracts to sell 5,000 MMBTU per day of natural gas at NYMEX at an average price of US $6.68/MMBTU for the period April 1, 2008 to October 31, 2008.

During the nine months ended September 30, 2006, the Trust entered into certain physical contracts to purchase natural gas from a third party at fixed prices or prices collars that were equivalent to or below the prices on existing physical contracts to sell natural gas to the same third party in order to effectively close out certain of its physical forward sales contracts at a premium.  As a result of entering into these purchase contracts the Trust will collect a total of $3.5 million over the terms of the contracts.

14.

GAS OVER BITUMEN ROYALTY ADJUSTMENTS

On October 4, 2004 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas which provide a mechanism whereby the Government may prescribe a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the AEUB as a result of recent bitumen conservation decisions.  Such royalty reduction was initially prescribed in December 2004, retroactive to the date of shut-in of the gas production.

If production recommences from zones previously ordered to be shut-in, gas producers may pay an incremental royalty to the Crown on production from the reinstated pools, along with Alberta Gas Crown Royalties otherwise payable.  The incremental royalty will apply only to the pool or pools reinstated to production and will be established at one percent after the first year of shut-in increasing at one percent per annum based on the period of time such zones remained shut-in to a maximum of ten percent.  The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

At September 30, 2006 PET had recorded $56.5 million ($41.8 million at December 31, 2005) for cumulative gas over bitumen royalty adjustments received to that date.  Of this amount, $14.l million has been recorded as revenue and $42.4 million has been recorded on the Trust’s balance sheet.

In the second quarter of 2006, PET disposed of certain shut-in gas wells in the gas over bitumen area to a third party. As part of the disposition agreement, the Trust continues to receive the gas over bitumen royalty adjustments related to the wells sold, although the ownership of the natural gas reserves is transferred to the buyer. As such, any overriding royalty payable to the crown when gas production recommences from the affected wells is no longer PET’s responsibility. As a result of this disposition, the gas over bitumen royalty adjustments received by the Trust for the affected wells are now considered revenue since they will not be repaid to the Crown. The Trust reclassified $13.7 million from the gas over bitumen liability on the balance sheet into revenues in the second quarter, representing all royalty adjustments received to date in respect of the disposed wells. In future periods, royalty adjustments received in respect of these wells will be recorded directly to revenue.  A total of $0.4 million and $14.1 million in royalty adjustments have been recorded as revenue for the three and nine month periods ended September 30, 2006.